UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Amendment No. 1

______________________________

HEARTWARE INTERNATIONAL, INC.
(Name of Subject Company)

HEARTWARE INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422368100
(CUSIP Number of Class of Securities)

Lawrence J. Knopf
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.
500 Old Connecticut Path, Building A
Framingham, MA 01701
(508) 739-0950
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by HeartWare International, Inc. (the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2016 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Medtronic Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Medtronic, Inc. (“Parent”), itself a Minnesota corporation and wholly-owned subsidiary of Medtronic plc (“Medtronic”), a public limited company organized under the laws of Ireland, for all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $58.00 per Share, paid to the holder in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Medtronic, Purchaser and Parent with the SEC on July 26, 2016. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information

The information set forth in the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of “Item 8. Additional Information—Regulatory Approvals”:

“The proposed acquisition has been unconditionally cleared by the CNMC in Spain and by the German FCO.  Accordingly, the satisfaction of the condition to the Offer relating to antitrust laws remains contingent on approval, prior to the Expiration Date, under the applicable antitrust laws in Austria.  The four week Austrian review period is scheduled to expire on August 17, 2016.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following new section captioned “Certain Litigation” as follows:

“Certain Litigation

On August 8, 2016, a complaint captioned Huttemann v. Barberich, et al., Case No. 1:16-cv-11618, was filed in the United States District Court for the District of Massachusetts against the Company and each member of the Company’s board of directors.  The action was brought by Carolyn M. Huttemann, who claims to be a stockholder of the Company, on her own behalf, and seeks certification as a class action on behalf of all of the Company’s stockholders.  The complaint alleges, among other things, that the defendants breached their fiduciary duties owed to the Company’s stockholders in connection with the Offer and the Merger.  The complaint seeks to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages.

The outcome of this litigation cannot be predicted with certainty; however, the Company believes that the lawsuit is without merit and intends to vigorously defend against it.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2016	HeartWare International, Inc.
By: /s/ Lawrence J. Knopf
Name: Lawrence J. Knopf
Title: SVP, General Counsel and Secretary